August 1, 2016
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Jennifer Thompson, Accounting Branch Chief
Andrew Blume, Staff Accountant

 Re:    Lionbridge Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 10-Q for the Fiscal Quarter Ended March, 31, 2016
Filed May 10, 2016
File No. 000-26933

Ladies and Gentlemen:
This letter is submitted by Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) communicated in the Staff’s letter to Marc Litz dated July 27, 2016 (the “Letter”).
Reference is made to the telephone communications on August 1, 2016 between the undersigned and Andrew Blume of the Staff pursuant to which the Staff granted the Company’s request for an extension of 5-business days to respond to the Letter. Accordingly, the Company will submit its response on or before August 17, 2016, the date which is 15 business days from the date of the Letter.

If you should have any questions concerning the enclosed matters, please contact the undersigned at 978-964-4757.
Sincerely,

/S/    MARC E. LITZ

Marc E. Litz
Chief Financial Officer and Senior Vice President
Lionbridge Technologies, Inc.

cc:    Margaret A. Shukur, General Counsel, Lionbridge Technologies, Inc.
Rory J. Cowan, President, Chairman & CEO, Lionbridge Technologies, Inc.